EXHIBIT 1

Michael Murphy
1 312 265 9605
mmurphy@thediscoverygroup.com

April 30, 2013

Independent Committee
Board of Directors
c/o John L. Smucker
Chairman, Independent Committee
Anaren, Inc.
6635 Kirkville Road
East Syracuse, NY 13057

Dear Independent Committee Members:

Discovery Group, a 5.9% shareholder, is updating our recommendation to the Board of Directors after learning that Anaren has received an offer from Vintage Capital to acquire the remaining shares of Anaren that Vintage does not already own at a price of $23 per share.

Earlier this month, Discovery requested that the Board engage an investment bank to solicit offers from the multiple parties that we believe are interested in acquiring the Company.  As detailed in that letter, we think that Anaren will continue to be underappreciated in the market, but that a sale to a strategic buyer could reasonably be expected to achieve a value in the range of $26 to $30 per share.

In light of the recent offer we note the following:

- The offer by Vintage to acquire Anaren supports our belief that there are likely multiple parties that have a keen interest in acquiring Anaren.  In fact, we would not be surprised to learn that bona-fide potential buyers have expressed indications of interest in the past that have not been made public.

- The unsolicited, public nature of Vintage’s offer suggests that Vintage was unsuccessful in attempts to privately negotiate a transaction with the Anaren Board.  Unfortunately, this supports our belief that the Board is satisfied with Anaren’s inferior valuation as a small public company.

- The price of $23 per share from a financial buyer that does not have any obvious cost saving opportunities suggests that our valuation range of $26 to $30 is well attainable from high quality strategic buyers.

- Anaren’s trading volume has increased dramatically following disclosure of the Vintage offer.  Anaren’s shareholder base is fast transforming into a set of new owners investing at over $22.00 per share.  We believe that this growing percentage of Anaren’s shareholders expect the Board to fulfill its duties and maximize value for all shareholders through a successful sale transaction.

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

Board of Directors
April 29, 2013

- Anaren announced that the Board has formed a special committee of independent directors to review and evaluate this offer.  However, both management and the Independent Committee have not clarified for shareholders whether the Committee will thoroughly and proactively explore all strategic alternatives for Anaren, including a possible sale.

Discovery strongly recommends that the Independent Committee and its advisors should enter into good faith negotiations with Vintage to explore the best terms and highest price on behalf of shareholders.  Importantly, we also believe that the Committee must simultaneously contact alternative potential buyers in an organized process and solicit offers for the company.

The outcome of a competitive sale process could produce a price higher or lower than the value range suggested by our experience and analysis.  Regardless, we feel strongly that it will provide an outcome that is superior to the risk-adjusted alternative of Anaren remaining independent.  If the best outcome after a thorough and fair competitive process is a sale of the entire Company for $23 per share Discovery will support such a transaction.

We urge the Independent Committee to use this opportunity to promptly exhibit a desire to maximize value on behalf of the shareholders that have entrusted capital to their stewardship. However, if the Committee shuns this offer as inadequate and simply reverts to the status quo, the entire Board will be held accountable.

Sincerely,

Michael R. Murphy
Managing Partner